SETTLEMENT AGREEMENT AND MUTUAL RELEASE

        Oyster Software, Inc a California corporation, and Barry Bhangoo, its president (together “Plaintiff), makes the following agreement with Roanoke Technology Corp., a North Carolina corporation (herein “Roanoke”), D.J. Distributors d/b/a Top-Ten Promotions (herein “Top-10), and an individual, David Smith, (collectively, the Defendants”), in consideration of the promises made herein, as of the 22nd day of January, 2002.

Nature and Effect of Agreement

1.1.	This Agreement comprises a settlement agreement and a mutual release (the “Settlement Agreement”) by and between Plaintiff and Defendants arising from the dispute described in section 2.1 below. By executing this Settlement Agreement, Plaintiff and Defendants intend to extinguish any alleged obligations heretofore existing between them that arose from that dispute, and to substitute therefore the obligations of this Settlement Agreement. This Agreement is not an admission of liability by any part for any purpose.

Nature and Status of Dispute

2.1.	Plaintiff alleges that beginning in 1998, Forms Processing, Inc. and Defendants copied the descriptive and keyword metatags of Plaintiff's website based in California causing substantial damages. Forms Processing, Inc. and Defendants respectively denied liability and filed cross-claims for indemnity and declaratory relief against each other. These pleadings were filed in a case designated as Case No. C 00 0724 JCS with the court.

Settlement Agreement

3.1.	Defendants agree to pay to Plaintiff the sum of twenty thousand dollars ($20,000.00) on or before April 2, 2002 as presented by Promissory Notes (“Notes”) substantially in the form attached hereto s Exhibit “A”.

3.2.	Defendants agree that so long as the Notes remains outstanding and until full and final payment of all indebtedness incurred under this Settlement Agreement or the Notes, it will:

3.2.a.	Pay the Notes in accordance with its terms.

3.2.b.	Exert best efforts to reach, within 12 months, and then maintain current assets in a amount at least equal to one and one-half (1.5) times current liabilities, each to be determined in accordance with generally accepted accounting principles and practices consistently applied.

3.2.c.	Maintain corporate existence by not liquidating, dissolving, selling, leasing, or disposing of its business or assets as a whole or such as in the opinion of counsel for the holder of the Notes constitutes a substantial portion of such business or assets.

3.3	Any payment(s) made by Defendants under this Settlement Agreement shall be made payable by check and delivered to the following address:

Oyster Software Inc. 2076 University Ave. Berkeley, CA 94704 Attn: Barry Bhangoo

Plaintiff and Defendants acknowledge and agree that time is of the essence with respect to Defendants’ obligations under Section 3.1.

3.4.	Defendants guarantee the Check(s) to be delivered pursuant to this Settlement Agreement and shall make funds fully available to cover such check(s). Defendants shall not stop payment on any such check, and shall not cause any bank account on which such checks have drawn to have insufficient funds for payment thereof.

3.5.	Plaintiff agrees that so long as Defendants are not in default of these obligations hereunder, Plaintiff shall deposit settlement check(s) from Defendants only on or after the date of such check.

3.6.	Defendants agree to cause the transfer to Barry Bhangoo and Oyster Software, Inc., as joint tenants, of a total of two million (2,000,000) Roanoke shares previously issued by Roanoke to David Smith, to be held by Plaintiff and not sold except that separate blocks of up to five thousand (500,000) shares each may be sold in accordance with the conditions described in sections 3.7.a through 3.7.d.

3.7.	David Smith agrees to deliver to Plaintiff, forthwith upon execution hereof, certificates for a total of two million (2,000,000) Roanoke shares. Such shares shall be, at the option of David Smith and Roanoke, either (i) previously acquired by David Smith, or (ii) issued by Roanoke and freely transferable upon receipt of the certificates therefor. Such certificated shall be transferred by David Smith to the names of “Barry Bhangoo and Oyster Software, Inc., as joint tenants.” If said certificates are delivered from the private holdings of David Smith, Plaintiff and Mr. Bhangoo may thereafter sell and transfer such shares only pursuant to the following schedule.

3.7.a.	Five hundred thousand (500,000) shares shall be unrestricted and freely transferable by Plaintiff of Mr. Bhangoo (or either of them) on or after July 15, 2002;
3.7.b.	An additional five hundred thousand (500,000) shares shall be unrestricted nd freely transferable by Plaintiff (or either of them) on or after January 15, 2003;
3.7.c.	A further five hundred thousand (500,000) shares shall be unrestricted and freely transferable by Plaintiff (or either of them) on or after July 15, 2003; and
3.7.d.	Finally, an additional five hundred thousand (500,000) shares shall be unrestricted and freely transferable by Plaintiff (or either of them) on or after January 15, 2004.

3.8.	Defendants hereby irrevocably constitute and appoint Plaintiff (or either of them) as their duly appointed attorney-in-fact and agent for the term contemplated by the subsections to section 3.7 above to execute any and all documents appropriate to the delivery and eventual sale and transfer of the shares described in sections 3.6 and 3.7 f this Settlement Agreement.

3.9.	When the shares are transferred to Plaintiff in accordance with sections 3.6 and 3/7 above, David Smith will no longer have any rights as a holder of such stock. Defendants shall then and thereafter cooperate and cause any transfer of any such shares on the record books of Roanoke necessary or required t enable the sale and transfer of shares by Plaintiff in accordance with the provisions of sections 3.6 and 3.7 hereof.

3.10.	Until all two million (2,000,000) shares have been transferred to Plaintiff, Defendants agree to the following stipulations concerning the shares:

3.10.a.	Defendants shall not pledge or encumber any of the shares, nor use the shares as collateral in any loan or financial transaction other than the transfer provided for hereunder.
3.10.b.	During the period between the execution of this Settlement Agreement and the ultimate sale by Plaintiff of the shares agreed to be transferred hereby to Plaintiff, Plaintiff shall have the sole and exclusive right to vote said shares of Roanoke stock for all purposes provided in the Roanoke Articles of Incorporation as constituted the date hereof.

3.11.	In addition, Roanoke and David Smith hereby grant to Plaintiff (or either of them) a twenty (20) year option to purchase up to a further of two million (2,000,000) shares of Roanoke stock at the price of four cents ($0.04) per share exercisable at Plaintiff’s option (or that of either of them), and according to all SEC rules, and Plaintiff (or either of them) shall have “piggy-back” rights of registration of any such shares issued by Roanoke in the interim by public offering or issuance under SEC Rule 144.

3.12.	The parties contemplated that further documentation shall be required to more fully describe the transactions contemplated thereby. To forestall any change of mind from the settlement reached hereby, the parties agree that, in the event of any failure or refusal by either party to sign any further document that reasonably sets forth terms required or reasonably necessary to accomplish the purposes hereof within 10 days of presentation for signature thereof, such refusal shall constitute the other party, as its attorney-in-fact with power of attorney coupled with an interest, to sign the same in such refusing party’s stead and behalf with the same force and effect as if signed personally.

3.13.	Plaintiff and Defendants agree that neither Plaintiff nor Defendants shall act in any manner that would be inimical to or serve to disparage the other parties, or the other parties’ businesses, and that Plaintiff and Defendants shall keep confidential and, without the other parties written consent, shall not discuss or disclose the terms of this Settlement Agreement, or any other documents, plans, acts, performance or events related to the other parties or their businesses, except insofar as may be necessary for disclosure to the Securities and Exchange Commission or other regulatory body with jurisdiction over the subject hereof.

Mutual Release

4.1.	Upon the promises and consideration agreed herein, Plaintiff agrees to compromise and settle any and all past or present claims, demands, obligations or causes of action for compensatory damages, costs, losses, expenses, and compensation, based any theory of recovery, which Plaintiff has had or now has against Defendants, and substitutes therefor the obligations of this Settlement Agreement.

4.2,	Upon the promises and consideration agreed herein, Defendants hereby agree to compromise sand settle any and all past or present claims, demands, obligations or causes of action for compensatory damages, costs, losses, expenses, and compensation, based any theory of recovery, which Plaintiff has had or now has against Plaintiff, or Plaintiff’s past, present, and future officers, directors, shareholders, agents, employees, parent and subsidiary organizations, affiliates, and partners, and substitutes therefor the obligations of this Settlement Agreement.

4.3.	Upon Plaintiff’s receipt of an original copy of this Settlement Agreement duly executed by and on behalf of Defendants, and each of them, and upon receipt of the Notes for the amount of twenty thousand dollars ($20,000) and upon receipt of two million (2,000,000) Roanoke shares from Defendants, Plaintiff agrees to dismiss with prejudice the Complaint against Defendants described in section 2.1.

4.4.	Plaintiff and Defendants acknowledge and agrees that the mutual release they provide upon executing this Settlement Agreement applies to all claims and causes of action made in this action, and in release and discharge of any and all claims of action arising our of the events or incidents referred to in the pleadings in this action including causes of action for damages or losses to their respective persons and property, real or personal (known or unknown, foreseen or unforeseen, patent or latent) which Plaintiff and Defendants may have against each other, and Plaintiff and Defendants hereby waive application of California Civil Code section 1542, which provides as follows:

“ A general release does not extend to claims which the creditor does not know or expect to exist in his favor at the time of executing the release, which if known to him must have materially affected the settlement with the debtor.”

Plaintiff and Defendants acknowledge that the consequences of this waiver of California Civil Code section 1542 is that even if they should eventually suffer additional damages they will not be able to make any claims for these damages. Furthermore, Plaintiff and Defendants acknowledge that they intend these consequences even as to claims for damages that may exist as of the date of this Release, but which Plaintiff and Defendants do not know exist, and which, if known, would materially affect Plaintiff’s and Defendants decision to execute this release, regardless of whether such party’s lack of knowledge is the result of ignorance, oversight, error, negligence, or any other cause.

4.5.	Plaintiff and Defendants acknowledge and agree that if any of the provisions and obligations set forth in this Settlement Agreement and section 3.1 through 3.12 are not fully and completely complied with, without exemption, the terms of the mutual release as stated in sections 4.1 through 4.5 will be null and void and all such releases described in sections 4.1 through 4.5 will be rescindable and voidable.

Advice of Attorney

5.1.	Plaintiff and Defendants warrant and represent that in executing this Settlement Agreement, they have relied upon legal advise from the attorney of their choice; that the terms of this Settlement Agreement have been read, and its consequences (including risks, complications, and costs) have been completely explained to them by that attorney and that they understand the terms here.
5.2.	David Smith, Top-10 and Roanoke each respectively knowingly and willing waive counsel.

Conditions of Execution

6.1.	Plaintiff and Defendants acknowledge and warrant that their execution of this Settlement Agreement is free and voluntary.

Execution of Other Documents

7.1.	Upon receipt by Plaintiff of a copy of this Settlement Agreement duly executed by and on behalf of Defendants, and each of them, and upon receipt of the Notes for the amount of twenty thousand dollars ($20,000) and upon receipt of two million (2,000,000) Roanoke shares from Defendants, Plaintiff shall direct its attorney to execute a dismissal with prejudice of the Complaint against Defendants.

7.2.	Plaintiff and its attorneys and Defendants and their attorneys shall cooperate fully in the execution of any and all other documents and in the completion of any additional actions that may be necessary or appropriate to give full force and effect t the terms and intent of this Settlement Agreement.

Attorneys’ Fees

8.1.	Unless otherwise stated herein, each party will bear its own attorneys’ fees and court costs. In the event this Settlement Agreement, or any provision hereof, shall become the subject of litigation between any of the parties hereto, the prevailing party shall be entitled to an award of its reasonable attorneys’ fees in the action.

Good Faith and Fair Dealing

9.1.	Plaintiff and Defendants agree that the highest duty of good faith and fair dealing shall apply with respect to their actions related to this Settlement Agreement and that this Settlement Agreement shall be interpreted accordingly.

Entire Settlement Agreement

10.1.	This Settlement Agreement contains the entire agreement between Plaintiff and Defendants and supercedes all prior agreements, written or oral, between Plaintiff and Defendants relating to the subject matter described in section 2.1 hereof.

Effective Date

11.1.	Subject to section 1.2 hereof, this Settlement Agreement shall become effective immediately upon execution by all parties hereto, and shall have an effective date as of the date first above written, January 22, 2002.

Notices

12.1.	All notices and other communications required or permitted to be given hereunder shall be personally delivered or sent by certified mail, postage prepaid and return receipt requested, directed to the party intended at the address set forth below or at such other address as may be designated by notice given to the other in the manner aforesaid, effective upon receipt:

If to the Plaintiff:	Berg & Parker LLP Four Embarcadero Center, Suite 1400 San Francisco, CA 94111 Attn: Robert Ted Parkerm Esq.

If to Defendants:	David Smith Roanoke Technology Corp. 539 Becker Drive Roanoke Rapids, NC 27870

D.J. Distributors d.b.a. "Top-10 Promotions" 1039 E. Tenth St. Roanoke Rapids, NC 27870

Governing Law

13.1.	Any provisions of Evidence Code sections 1115-1128 notwithstanding, this agreement may be forced by any party by a motion or by any other procedure permitted by law under the District of California, US District Courts.

13.2.	This Settlement Agreement shall be construed and interpreted in accordance with the laws of the State of California without regard to its choice of law rules.

DATED as of January 22, 2002

Plaintiff:	OYSTER SOFTWARE, INC. a California corporation By: /s/ Barry Bhangoo Barry Bhangoo President

/s/ Barry Bhangoo Barry Bhangoo, individually

Defendants:	ROANOKE TECHNOLOGY CORP. a North carolina corporation

/s/ David Smith David Smith CEO, President

D.J. DISTRIBUTORS d/b/a/ TOP-10 PROMOTIONS, INC. a North carolina corporation

/s/ David Smith David Smith CEO, President

DAVID SMITH, Individually

/s/ David Smith David Smith

Exhibit A

(form of promissory note)                                   $20,000.00

DAVID SMITH, an individual, and ROANOKE TECHNOLOGY CORP., a North Carolina corporation, jointly and severally, each promise to pay to BARRY BHANGOO, an individual, or OYSTER SOFTWARE, INC., a California corporation, or order, the sum of TWENTY THOUSAND DOLLARS ($20,000.00) in U.S. currency, on or before April 2, 2002, at 2076 University Avenue, Berkeley, California 94704.

Interest shall only accrue beginning April 2, 2002 if the entire principal amount is not paid by the date, and on and after said date, any unpaid portion of the principal hereof shall bear interest at the rate of ten percent (10%) per annum.

If any action is required to be taken to collect any sums due hereunder, both principal and interest, the attorney’ fees incurred in such collection shall also be recoverable together with any such sums due hereunder.

Dated:   January       , 2002

ROANOKE TECHNOLOGIES CORP.
a North Carolina corporation

By:    /s/   David Smith

David Smith, CEO, President

By:    /s/   David Smith

David Smith, an individual